Management’s Report to the Shareholders

The accompanying Consolidated Financial Statements and all information in this Annual Report are the responsibility of management. The Consolidated Financial Statements have been prepared by management in accordance with the accounting policies in the Notes to the Consolidated Financial Statements. When necessary, management has made informed judgments and estimates in accounting for transactions that were not complete at the balance sheet date. In the opinion of management, the Consolidated Financial Statements have been prepared within acceptable limits of materiality, and are in accordance with International Financial Reporting Standards (IFRS) appropriate in the circumstances. The financial information elsewhere in this Annual Report has been reviewed to ensure consistency with that in the Consolidated Financial Statements.

Management has prepared Management’s Discussion and Analysis (MD&A). The MD&A is based on the financial results of Precision Drilling Corporation (the Corporation) prepared in accordance with IFRS. The MD&A compares the audited financial results for the years ended December 31, 2016 and December 31, 2015.

Management is responsible for establishing and maintaining adequate internal control over the Corporation’s financial reporting and is supported by an internal audit function that conducts periodic testing of these controls. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of Consolidated Financial Statements for external reporting purposes in accordance with IFRS. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision of, and with direction from, our principal executive officer and principal financial and accounting officer, management conducted an evaluation of the effectiveness of the Corporation’s internal control over financial reporting. Management’s evaluation of internal control over financial reporting was based on the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013). Based on this evaluation, management concluded that the Corporation’s internal control over financial reporting was effective as of December 31, 2016. Also management determined that there were no material weaknesses in the Corporation’s internal control over financial reporting as of December 31, 2016.

KPMG LLP (KPMG), an independent firm of Chartered Accountants, was engaged, as approved by a vote of shareholders at the Corporation’s most recent annual meeting, to audit the Consolidated Financial Statements and provide an independent professional opinion.

KPMG completed an audit of the design and effectiveness of the Corporation’s internal control over financial reporting as of December 31, 2016, as stated in its report included in this Annual Report, and expressed an unqualified opinion on the design and effectiveness of internal control over financial reporting as of December 31, 2016.

The Audit Committee of the Board of Directors, which is comprised of five independent directors who are not employees of the Corporation, provides oversight to the financial reporting process. Integral to this process is the Audit Committee’s review and discussion with management and KPMG of the quarterly and annual financial statements and reports prior to their respective release. The Audit Committee is also responsible for reviewing and discussing with management and KPMG major issues as to the adequacy of the Corporation’s internal controls. KPMG has unrestricted access to the Audit Committee to discuss its audit and related matters. The Consolidated Financial Statements have been approved by the Board of Directors and its Audit Committee.

Kevin A. Neveu	Carey T. Ford
President and Chief Executive Officer	Senior Vice President and Chief Financial Officer
Precision Drilling Corporation	Precision Drilling Corporation

March 3, 2017	March 3, 2017

Precision Drilling Corporation 2016 Annual Report	51

Independent Auditors’ Report of Registered Public Accounting Firm

To the Shareholders and Board of Directors of Precision Drilling Corporation

We have audited the accompanying consolidated financial statements of Precision Drilling Corporation (the “Corporation”), which comprise the consolidated statements of financial position as at December 31, 2016 and December 31, 2015, the consolidated statements of loss, comprehensive loss, changes in equity and cash flow for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Corporation as at December 31, 2016 and December 31, 2015, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Corporation’s internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013), and our report dated March 3, 2017 expressed an unqualified opinion on the effectiveness of the Corporation’s internal control over financial reporting.

Chartered Professional Accountants

March 3, 2017

Calgary, Canada

52	Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Precision Drilling Corporation

We have audited Precision Drilling Corporation’s (the “Corporation”) internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013). The Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report to the Shareholders. Our responsibility is to express an opinion on the Corporation’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

An entity’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. An entity’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the entity; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the entity are being made only in accordance with authorizations of management and directors of the entity; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the entity’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013).

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of the Corporation as of December 31, 2016 and December 31, 2015, and the related consolidated statements of loss, comprehensive loss, changes in equity and cash flow for the years then ended, and our report dated March 3, 2017 expressed an unqualified opinion on those consolidated financial statements.

Chartered Professional Accountants

March 3, 2017

Calgary, Canada

Precision Drilling Corporation 2016 Annual Report	53

Consolidated Statements of Financial Position
(Stated in thousands of Canadian dollars)		December 31, 2016	December 31, 2015
ASSETS
Current assets:
Cash		$115,705	$444,759
Accounts receivable	(Note 22)	293,682	311,595
Income tax recoverable		38,087	–
Inventory		24,136	24,245
Total current assets		471,610	780,599
Non-current assets:
Income tax recoverable		–	2,917
Property, plant and equipment	(Note 4)	3,641,889	3,883,332
Intangibles	(Note 5)	3,316	3,363
Goodwill	(Note 6)	207,399	208,479
Total non-current assets		3,852,604	4,098,091
Total assets		$4,324,214	$4,878,690
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued liabilities	(Note 22)	$240,736	$235,948
Income tax payable		–	7,836
Total current liabilities		240,736	243,784
Non-current liabilities:
Share based compensation	(Note 8)	27,387	15,201
Provisions and other	(Note 9)	12,421	14,520
Long-term debt	(Note 10)	1,906,934	2,180,510
Deferred tax liabilities	(Note 11)	174,618	303,466
Total non-current liabilities		2,121,360	2,513,697
Shareholders’ equity:
Shareholders’ capital	(Note 12)	2,319,293	2,316,321
Contributed surplus		38,937	35,800
Deficit		(552,568)	(397,013)
Accumulated other comprehensive income	(Note 13)	156,456	166,101
Total shareholders’ equity		1,962,118	2,121,209
Total liabilities and shareholders’ equity		$4,324,214	$4,878,690
See accompanying notes to consolidated financial statements.

Approved by the Board of Directors:

Allen R. Hagerman Director	Robert L. Phillips Director

54	Consolidated Financial Statements

Consolidated Statements of Loss
Years ended December 31, (Stated in thousands of Canadian dollars, except per share amounts)		2016	2015
Revenue		$951,411	$1,555,624
Expenses:
Operating	(Note 22)	607,295	934,693
General and administrative	(Note 22)	110,287	126,423
Restructuring		5,754	20,643
Earnings before income taxes, loss on repurchase of unsecured senior notes, finance charges, foreign exchange, impairment of goodwill, impairment of property, plant and equipment, loss on asset decommissioning, gain on re-measurement of property, plant and equipment and depreciation and amortization		228,075	473,865
Depreciation and amortization		391,659	486,655
Gain on re-measurement of property, plant and equipment	(Note 4)	(7,605)	–
Loss on asset decommissioning		–	166,486
Impairment of property, plant and equipment	(Note 4)	–	281,987
Operating loss		(155,979)	(461,263)
Impairment of goodwill	(Note 6)	–	17,117
Foreign exchange		6,008	(33,251)
Finance charges	(Note 14)	146,360	121,043
Loss on redemption and repurchase of unsecured senior notes		239	–
Loss before tax		(308,586)	(566,172)
Income taxes:	(Note 11)
Current		(31,195)	11,276
Deferred		(121,836)	(214,012)
		(153,031)	(202,736)
Net loss		$(155,555)	$(363,436)
Loss per share:	(Note 18)
Basic		$(0.53)	$(1.24)
Diluted		$(0.53)	$(1.24)

See accompanying notes to consolidated financial statements.

Consolidated Statements of Comprehensive Loss
Years ended December 31, (Stated in thousands of Canadian dollars)		2016	2015
Net loss		$(155,555)	$(363,436)
Unrealized gain (loss) on translation of assets and liabilities of operations denominated in foreign currency		(76,608)	444,464
Foreign exchange gain (loss) on net investment hedge with U.S. denominated debt, net of tax		66,963	(324,655)
Comprehensive loss		$(165,200)	$(243,627)

See accompanying notes to consolidated financial statements.

Precision Drilling Corporation 2016 Annual Report	55

Consolidated Statements of Cash Flow
Years ended December 31, (Stated in thousands of Canadian dollars)		2016	2015
Cash provided by (used in):
Operations:
Net loss		$(155,555)	$(363,436)
Adjustments for:
Long-term compensation plans		28,313	15,594
Depreciation and amortization		391,659	486,655
Gain on re-measurement of property, plant and equipment		(7,605)	–
Loss on asset decommissioning		–	166,486
Impairment of property, plant and equipment		–	281,987
Impairment of goodwill		–	17,117
Foreign exchange		6,791	(36,994)
Finance charges		146,360	121,043
Loss on redemption and repurchase of unsecured senior notes		239	–
Income taxes		(153,031)	(202,736)
Other		(1,889)	(4,408)
Income taxes paid		(14,605)	(13,560)
Income taxes recovered		795	1,770
Interest paid		(139,575)	(130,325)
Interest received		3,478	17,897
Funds provided by operations		105,375	357,090
Changes in non-cash working capital balances	(Note 22)	17,133	159,926
		122,508	517,016
Investments:
Purchase of property, plant and equipment	(Note 4)	(203,472)	(458,710)
Proceeds on sale of property, plant and equipment		7,840	9,786
Business acquisition, net of cash acquired	(Note 4)	(12,200)
Income taxes recovered		2,917	55,138
Changes in non-cash working capital balances	(Note 22)	(9,010)	(147,316)
		(213,925)	(541,102)
Financing:
Redemption and Repurchase of unsecured senior notes		(677,704)	–
Debt issue costs		(11,966)	(2,134)
Dividends paid		–	(82,003)
Increase in long-term debt	(Note 10)	469,420	–
Issuance of common shares on the exercise of options		1,926	93
		(218,324)	(84,044)
Effect of exchange rate changes on cash and cash equivalents		(19,313)	61,408
Decrease in cash and cash equivalents		(329,054)	(46,722)
Cash and cash equivalents, beginning of year		444,759	491,481
Cash and cash equivalents, end of year		$115,705	$444,759
See accompanying notes to consolidated financial statements.

56	Consolidated Financial Statements

Consolidated Statements of Changes in Equity
(Stated in thousands of Canadian dollars)		Shareholders’ Capital (Note 12)	Contributed Surplus	Accumulated other Comprehensive Income (Note 13)	Deficit	Total Equity
Balance at January 1, 2016		$2,316,321	$35,800	$166,101	$(397,013)	$2,121,209

Net loss for the period		–	–	–	(155,555)	(155,555)

Other comprehensive loss for the period		–	–	(9,645)	–	(9,645)

Share options exercised	(Note 12)	2,972	(1,046)	–	–	1,926

Share based compensation expense	(Note 8)	–	4,183	–	–	4,183
Balance at December 31, 2016		$2,319,293	$38,937	$156,456	$(552,568)	$1,962,118

(Stated in thousands of Canadian dollars)		Shareholders’ Capital (Note 12)	Contributed Surplus	Accumulated other Comprehensive Income (Note 13)	Retained Earnings (deficit)	Total Equity
Balance at January 1, 2015		$2,315,539	$31,109	$46,292	$48,426	$2,441,366

Net loss for the period		–	–	–	(363,436)	(363,436)

Other comprehensive income for the period		–	–	119,809	–	119,809

Dividends		–	–	–	(82,003)	(82,003)

Share options exercised	(Note 12)	142	(49)	–	–	93

Shares issued on redemption of non-management directors’ DSUs		640	(324)	–	–	316

Share based compensation expense	(Note 8)	–	5,064	–	–	5,064
Balance at December 31, 2015		$2,316,321	$35,800	$166,101	$ (397,013)	$2,121,209

See accompanying notes to consolidated financial statements.

Precision Drilling Corporation 2016 Annual Report	57

Notes to Consolidated Financial Statements

(Tabular amounts are stated in thousands of Canadian dollars except share numbers and per share amounts)

NOTE 1. DESCRIPTION OF BUSINESS

Precision Drilling Corporation (Precision or the Corporation) is incorporated under the laws of the Province of Alberta, Canada and is a provider of contract drilling and completion and production services primarily to oil and natural gas exploration and production companies in Canada, the United States and certain international locations. The address of the registered office is 800, 525 – 8th Avenue S.W., Calgary, Alberta, Canada, T2P 1G1.

NOTE 2. BASIS OF PREPARATION

(a) Statement of Compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

These consolidated financial statements were authorized for issue by the Board of Directors on March 3, 2017.

(b) Basis of Measurement

The consolidated financial statements have been prepared using the historical cost basis except as detailed in the Corporation’s accounting policies in Note 3, and are presented in thousands of Canadian dollars.

(c) Use of Estimates and Judgments

The preparation of the consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingencies. These estimates and judgments are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The estimation of anticipated future events involves uncertainty and, consequently, the estimates used in preparation of the consolidated financial statements may change as future events unfold, more experience is acquired, or the Corporation’s operating environment changes. Significant estimates and judgments used in the preparation of the financial statements are described in Note 3(r) and (s).

NOTE 3. SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Consolidation

These consolidated financial statements include the accounts of the Corporation and all of its subsidiaries and partnerships, substantially all of which are wholly-owned. The financial statements of the subsidiaries are prepared for the same period as the parent entity, using consistent accounting policies. All significant intercompany balances and transactions and any unrealized gains and losses arising from intercompany transactions, have been eliminated.

Subsidiaries are entities controlled by the Corporation. Control exists when Precision has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that currently are exercisable are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Precision does not hold investments in any companies where it exerts significant influence and does not hold interests in any special-purpose entities.

The acquisition method is used to account for acquisitions of subsidiaries and assets that meet the definition of a business under IFRS. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued, and liabilities incurred or assumed at the date of exchange. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The excess of the cost of acquisition over the fair value of the identifiable assets, liabilities and contingent liabilities acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized immediately in the statement of earnings. Transaction costs, other than those associated with the issuance of debt or equity securities, that the Corporation incurs in connection with a business combination are expensed as incurred.

58	Notes to Consolidated Financial Statements

(b) Cash and Cash Equivalents

Cash and cash equivalents consist of cash and short-term investments with original maturities of three months or less.

(c) Inventory

Inventory is primarily comprised of operating supplies and is carried at the lower of average cost, being the cost to acquire the inventory, and net realizable value. Inventory is charged to operating expenses as items are sold or consumed at the amount of the average cost of the item.

(d) Property, Plant and Equipment

Property, plant and equipment are carried at cost, less accumulated depreciation and any accumulated impairment losses.

Cost includes an expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labour, any other costs directly attributable to bringing the assets to a working condition for their intended use, and borrowing costs on qualifying assets.

The cost of replacing a part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Corporation, and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing of property, plant and equipment (repair and maintenance) are recognized in profit or loss as incurred.

Property, plant, and equipment are depreciated as follows:

	Expected Life	Salvage Value	Basis of Depreciation
Drilling rig equipment:
– Power & Tubulars	5 years	–	straight-line
– Dynamic	10 years	–	straight-line
– Structural	20 years	10%	straight-line
Seasonal, stratification and turnkey drilling equipment	4 years	0 to 20%	straight-line
Service rig equipment	20 years	10%	straight-line
Drilling rig spare equipment	up to 15 years	–	straight-line
Service rig spare equipment	up to 15 years	–	straight-line
Rental equipment	10 to 15 years	0 to 25%	straight-line
Other equipment	3 to 10 years	–	straight-line
Light duty vehicles	4 years	–	straight-line
Heavy duty vehicles	7 to 10 years	–	straight-line
Buildings	10 to 20 years	–	straight-line

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal to the carrying amount of property, plant and equipment, and are recognized in the consolidated statements of loss.

The estimated useful lives, residual values and methods of depreciation are reviewed annually, and adjusted prospectively if appropriate.

(e) Intangibles

Intangible assets that are acquired by the Corporation with finite lives are initially recorded at estimated fair value and subsequently measured at cost less accumulated amortization and any accumulated impairment losses.

Subsequent expenditures are capitalized only when they increase the future economic benefits of the specific asset to which they relate.

Amortization is recognized in profit and loss using the straight-line method over the estimated useful lives of the respective assets.

The estimated useful lives and methods of amortization are reviewed annually, and adjusted prospectively if appropriate.

Precision Drilling Corporation 2016 Annual Report	59

(f) Goodwill

Goodwill is the amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the assets acquired, less liabilities assumed, based on their fair values.

If the fair value of the identifiable net assets acquired exceeds the fair value of the consideration, Precision reassesses whether it has correctly identified and measured the assets acquired and liabilities assumed. If that excess remains after reassessment, Precision recognizes the resulting gain in profit or loss on the acquisition date.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, attributed to the cash generating unit (CGU) or groups of cash generating units that are expected to benefit and as identified in the business combination.

(g) Impairment:

i) Financial Assets

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is any objective evidence that it is impaired. A financial asset is tested for impairment if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.

Objective evidence that financial assets are impaired can include default or delinquency by a debtor, restructuring of an amount due to the Corporation on terms that the Corporation would not consider otherwise, and indications that a debtor will enter bankruptcy. Precision considers evidence of impairment for receivables at both a specific asset and collective level. All individually significant receivables are assessed for specific impairment. All significant receivables found not to be specifically impaired are then collectively assessed for impairment by grouping together receivables with similar risk characteristics.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate.

Individually significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.

All impairment losses are recognized in profit or loss.

An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. For financial assets measured at amortized cost the reversal is recognized in profit or loss.

ii) Non-Financial Assets

The carrying amounts of the Corporation’s non-financial assets, other than inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill and other intangible assets that have indefinite lives or that are not yet available for use, an impairment test is completed annually as of December 31 each year.

For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the cash-generating unit). The recoverable amount of an asset or a CGU is the greater of its value in use and its fair value less costs to sell.

In assessing value in use, the estimated future cash flows are discounted to their present value using an after-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Value in use is generally computed by reference to the present value of the future cash flows expected to be derived from the cash generating unit.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the CGU and then to reduce the carrying amounts of the other assets in the CGU on a pro rata basis.

60	Notes to Consolidated Financial Statements

An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognized in prior years are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(h) Borrowing Costs

Interest and borrowing costs that are directly attributable to the acquisition, construction or production of assets that take a substantial period of time to prepare for their intended use are capitalized as part of the cost of those assets. Capitalization ceases during any extended period of suspension of construction or when substantially all activities necessary to prepare the asset for its intended use are complete.

All other interest and borrowing costs are recognized in earnings in the period in which they are incurred.

(i) Income Taxes

Income tax expense is recognized in net earnings except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax is the expected tax payable or receivable on the taxable earnings or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized using the liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized on the initial recognition of assets or liabilities in a transaction that is not a business combination. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted at the reporting date. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in net earnings in the period that includes the date of enactment or substantive enactment. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset and they relate to taxes levied by the same tax authority on the same taxable entity, or on different tax entities that are expected to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(j) Revenue Recognition

The Corporation’s services are generally sold based on service orders or contracts with a customer that include fixed or determinable prices based on daily, hourly or job rates. Customer contract terms do not include provisions for significant post-service delivery obligations. Revenue is recognized when services and equipment rentals are rendered and only when collectability is reasonably assured. The Corporation also provides services under turnkey contracts whereby it drills a well to an agreed upon depth under specified conditions for a fixed price, regardless of the time required or the problems encountered in drilling the well. Revenue from turnkey drilling contracts is recognized using the percentage-of-completion method based on costs incurred to date and estimated total contract costs. Anticipated losses, if any, on uncompleted contracts are recorded at the time the estimated costs exceed the contract revenue.

(k) Employee Benefit Plans

Precision sponsors various defined contribution retirement plans for its employees. The Corporation’s contributions to defined contribution plans are expensed as employees earn the entitlement.

(l) Provisions

Provisions are recognized when the Corporation has a present obligation (legal or constructive) as a result of a past event, when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and when a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows.

Precision Drilling Corporation 2016 Annual Report	61

(m) Share Based Incentive Compensation Plans

The Corporation has established several cash-settled share based incentive compensation plans for non-management directors, officers, and other eligible employees. As estimated by management, the fair values of the amounts payable to eligible participants under these plans are recognized as an expense with a corresponding increase in liabilities over the period that the participants become unconditionally entitled to payment. The recorded liability is re-measured at the end of each reporting period until settlement with the resultant change to the fair value of the liability recognized in net earnings for the period. When the plans are settled, the cash paid reduces the outstanding liability.

The Corporation has implemented an employee share purchase plan that allows eligible employees to purchase common shares through payroll deductions. Under this plan, contributions made by employees are matched to a specific percentage by the Corporation. The contributions made by the Corporation are expensed as incurred.

Prior to January 1, 2012, the Corporation had an equity-settled deferred share unit plan whereby non-management directors of Precision could elect to receive all or a portion of their compensation in fully-vested deferred share units. Compensation expense was recognized based on the fair value price of the Corporation’s shares at the date of grant with a corresponding increase to contributed surplus. Upon redemption of the deferred share units into common shares, the amount previously recognized in contributed surplus is recorded as an increase to shareholders’ capital. The Corporation continues to have obligations under this plan.

A share option plan has been established for certain eligible employees. Under this plan, the fair value of share purchase options is calculated at the date of grant using the Black-Scholes option pricing model, and that value is recorded as compensation expense over the grant’s vesting period with an offsetting credit to contributed surplus. A forfeiture rate is estimated on the grant date and is adjusted to reflect the actual number of options that vest. Upon exercise of the equity purchase option, the associated amount is reclassified from contributed surplus to shareholders’ capital. Consideration paid by employees upon exercise of the equity purchase options is credited to shareholders’ capital.

(n) Foreign Currency Translation

Transactions of the Corporation’s individual entities are recorded in the currency of the primary economic environment in which it operates (its functional currency). Transactions in currencies other than the entities’ functional currency are translated at rates in effect at the time of the transaction. At each period end, monetary assets and liabilities are translated at the prevailing period-end rates. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated. Gains and losses are included in net earnings except for gains and losses on translation of long-term debt designated as a hedge of foreign operations, which are deferred and included in accumulated other comprehensive income.

For the purpose of preparing the Corporation’s consolidated financial statements, the financial statements of each foreign operation that does not have a Canadian dollar functional currency are translated into Canadian dollars. Assets and liabilities are translated at exchange rates in effect at the balance sheet date. Revenues and expenses are translated using average exchange rates for the month of the respective transaction. Gains or losses resulting from these translation adjustments are recognized initially in other comprehensive income and reclassified from equity to net earnings on disposal or partial disposal of the foreign operation.

(o) Per Share Amounts

Basic per share amounts are calculated using the weighted average number of shares outstanding during the period. Diluted per share amounts are calculated by using the treasury stock method for equity based compensation arrangements. The treasury stock method assumes that any proceeds obtained on exercise of equity based compensation arrangements would be used to purchase common shares at the average market price during the period. The weighted average number of shares outstanding is then adjusted by the difference between the number of shares issued from the exercise of equity based compensation arrangements and shares repurchased from the related proceeds.

(p) Financial Instruments

(i) Non-Derivative Financial Assets:

Financial assets are classified as either fair value through profit and loss, loans and receivables, held to maturity or available for sale. Financial liabilities are classified as either fair value through profit and loss or other financial liabilities. Non-derivative financial instruments are recognized initially at fair value plus, for instruments not at fair value through profit or loss, any directly attributable transaction costs. Transaction costs attributable to fair value through profit or loss items are expensed as incurred. Subsequent to initial recognition, non-derivative financial instruments are measured based on their classification.

62	Notes to Consolidated Financial Statements

Accounts receivable are classified as loans and receivables. After their initial fair value measurement, they are measured at amortized cost using the effective interest rate method. For the Corporation, the measured amount generally corresponds to historical cost.

Accounts payable and accrued liabilities and long-term debt are classified as other financial liabilities. After their initial fair value measurement, they are measured at amortized cost using the effective interest rate method. For the Corporation, the measured amount generally corresponds to historical cost.

(ii) Derivative Financial Instruments:

The Corporation may enter into certain financial derivative contracts in order to manage the exposure to market risks from fluctuations in interest rates or exchange rates. These instruments are not used for trading or speculative purposes. Precision has not designated its financial derivative contracts as effective accounting hedges, and thus has not applied hedge accounting, even though it considers certain financial contracts to be economic hedges. As a result, financial derivative contracts are classified as fair value through profit or loss and are recorded on the balance sheet at estimated fair value. Transaction costs are recognized in profit or loss when incurred.

Derivatives embedded in other instruments or host contracts are separated from the host contract and accounted for separately when their economic characteristics and risks are not closely related to the host contract. Embedded derivatives are recorded on the balance sheet at estimated fair value and changes in the fair value are recognized in earnings.

(q) Hedge Accounting

The Corporation utilizes foreign currency long-term debt to hedge its exposure to changes in the carrying values of the Corporation’s net investment in certain foreign operations as a result of changes in foreign exchange rates.

To be accounted for as a hedge, the foreign currency long-term debt must be designated and documented as a hedge, and must be effective at inception and on an ongoing basis. The documentation defines the relationship between the foreign currency long-term debt and the net investment in the foreign operations, as well as the Corporation’s risk management objective and strategy for undertaking the hedging transaction. The Corporation formally assesses, both at inception and on an ongoing basis, whether the changes in fair value of the foreign currency long-term debt is highly effective in offsetting changes in fair value of the net investment in the foreign operations. The portion of gains or losses on the hedging item that is determined to be an effective hedge is recognized in other comprehensive income, net of tax, and is limited to the translation gain or loss on the net investment, while the ineffective portion is recorded in earnings. If the hedging relationship is terminated or ceases to be effective, hedge accounting is not applied to subsequent gains or losses. The amounts recognized in other comprehensive income are reclassified to net earnings when corresponding exchange gains or losses arising from the translation of the foreign operation are recorded in net earnings.

(r) Critical Accounting Judgments

(i) Depreciation and Amortization

Precision’s property, plant and equipment and its intangible assets are depreciated and amortized based on estimates of useful lives and salvage values. These estimates consider data and information from various sources including vendors, industry practice, and Precision’s own historical experience and may change as more experience is gained, market conditions shift, or new technological advancements are made.

Determination of which parts of the drilling rig equipment represent significant cost relative to the entire rig and identifying the consumption patterns along with the useful lives of these significant parts, are matters of judgment. This determination can be complex and subject to differing interpretations and views, particularly when rig equipment comprises individual components for which different depreciation methods or rates are appropriate.

(ii) Income Taxes

Uncertainties exist with respect to the interpretation of complex tax regulations, changes in tax laws, and the amount and timing of future taxable income. Differences arising between the actual results and the assumptions made, or future changes to such assumptions, could necessitate future adjustments to taxable income and expense already recorded. The Corporation establishes provisions, based on reasonable estimates, for possible consequences of audits by the tax authorities of the respective countries in which it operates. The amount of such provisions is based on various factors, such as experience of previous tax audits and differing interpretations of tax regulations by the taxable entity and the responsible tax authority.

Precision Drilling Corporation 2016 Annual Report	63

(s) Critical Accounting Assumptions and Estimates

Impairment of Long-Lived Assets

Long-lived assets, which include property, plant and equipment, intangibles and goodwill, comprise the majority of Precision’s assets. The carrying value of these assets is reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For property, plant and equipment, this requires Precision to forecast future cash flows to be derived from the utilization of these assets based on assumptions about future business conditions and technological developments. Significant, unanticipated changes to these assumptions could require a provision for impairment in the future.

For goodwill, we conduct impairment tests annually in the fourth quarter or whenever there is change in circumstance that indicates that the carrying value may not be recoverable. The recoverability of goodwill requires a calculation of the recoverable amount of the CGU or groups of CGUs to which goodwill has been allocated. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Judgment is required in the aggregation of assets into CGUs. The recoverability calculation requires an estimation of the future cash flows from the CGU or group of CGUs and judgment is required in determining the appropriate discount rate. We use observable market data inputs to develop a discount rate that we believe approximates the discount rate from market participants.

In deriving the underlying projected cash flows, assumptions must also be made about future drilling activity, margins and market conditions over the long-term life of the assets or CGUs. Precision cannot predict if an event that triggers impairment will occur, when it will occur or how it will occur, or how it will affect reported asset amounts. Although estimates are reasonable and consistent with current conditions, internal planning and expected future operations, such estimations are subject to significant uncertainty and judgment.

(t) Accounting Standards, Interpretations and Amendments to Existing Standards not yet Effective

(i) IFRS 9, Financial Instruments

In July 2014, the IASB issued final amendments to IFRS 9, replacing earlier versions of IFRS 9. These amendments to IFRS 9 introduce a single, forward-looking ‘expected loss’ impairment model for financial assets which will require more timely recognition of expected credit losses, and a fair value through other comprehensive income category for financial assets that are debt instruments.

The amendments to IFRS 9 are effective for annual periods beginning on or after January 1, 2018 and are available for earlier adoption. The Corporation does not expect that the implementation of IFRS 9 will have a material effect on the financial statements.

(ii) IFRS 15, Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15 to address how and when to recognize revenue as well as requiring entities to provide users of financial statements with more informative, relevant disclosures in order to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. The standard provides a principles based five-step model to be applied to all contracts with customers. This five-step model involves identifying the contract(s) with a customer; identifying the performance obligations in the contract; determining the transaction price; allocating the transaction price to the performance obligations in the contract; and recognizing revenue when (or as) the entity satisfies a performance obligation.

Application of this new standard is mandatory for annual reporting periods beginning on or after January 1, 2018, with earlier application permitted. The Corporation is currently reviewing and assessing its significant contracts and agreements to determine the potential impact of IFRS 15 on the way revenue is recognized. At this point, the Corporation does not expect that the implementation of IFRS 15 will have a material effect on the financial statements.

(iii) IFRS 16, Leases

In January 2016, the IASB issued IFRS 16 to replace the guidance currently found in IAS 17. The new standard requires lessees to recognize a lease liability reflecting future lease payments and a right of use asset for virtually all lease contracts. In addition IFRS 16 has updated the definition of a lease and introduced new disclosure requirements. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, with earlier application permitted in certain circumstances. The Corporation has yet to determine the impact this new standard will have on the financial statements.

64	Notes to Consolidated Financial Statements

(u) Reclassification of prior period amounts Certain comparative amounts have been reclassified to conform to the presentation adopted in the current year. NOTE 4. PROPERTY, PLANT AND EQUIPMENT
	2016	2015
Cost	$7,011,178	$6,949,846
Accumulated depreciation	(3,369,289)	(3,066,514)
	$3,641,889	$3,883,332
Rig equipment	3,210,933	3,279,188
Rental equipment	79,398	97,000
Other equipment	85,731	97,346
Vehicles	22,030	24,840
Buildings	82,335	90,419
Assets under construction	126,430	258,952
Land	35,032	35,587
	$3,641,889	$3,883,332

Cost
	Rig Equipment	Rental Equipment	Other Equipment	Vehicles	Buildings	Assets Under Construction	Land	Total
Balance, December 31, 2014	$4,916,329	$174,358	$218,027	$39,857	$120,273	$397,556	$32,580	$5,898,980
Additions	309,670	104	1,451	204	3,363	143,918	–	458,710
Disposals	(61,506)	(8,143)	(3,049)	(2,881)	(90)	–	–	(75,669)
Asset decommissioning	(637,486)	–	–	–	–	–	–	(637,486)
Reclassifications	298,930	747	12,426	2,738	(1,154)	(313,687)	–	–
Effect of foreign currency exchange differences	1,243,242	4,154	11,337	3,634	8,772	31,165	3,007	1,305,311
Balance, December 31, 2015	6,069,179	171,220	240,192	43,552	131,164	258,952	35,587	6,949,846
Additions	88,277	92	1,092	166	913	112,932	–	203,472
Additions through business acquisition	28,125	–	–	–	–	–	–	28,125
Re-measurement to fair value before disposal	7,605	–	–	–	–	–	–	7,605
Disposals	(50,384)	(11,389)	(4,988)	(440)	–	–	–	(67,201)
Reclassifications	229,012	–	12,874	2,573	702	(245,161)	–	–
Effect of foreign currency exchange differences	(104,823)	(779)	(2,097)	(704)	(1,418)	(293)	(555)	(110,669)
Balance, December 31, 2016	$6,266,991	$159,144	$247,073	$45,147	$131,361	$126,430	$35,032	$7,011,178

Precision Drilling Corporation 2016 Annual Report	65

Accumulated Depreciation
	Rig Equipment	Rental Equipment	Other Equipment	Vehicles	Buildings	Assets Under Construction	Land	Total
Balance, December 31, 2014	$1,734,239	$69,866	$120,140	$15,175	$30,734	$–	$–	$1,970,154
Depreciation expense	440,548	10,272	21,755	4,984	8,497	–	–	486,056
Disposals	(53,271)	(7,533)	(2,988)	(2,635)	(61)	–	–	(66,488)
Asset decommissioning	(471,000)	–	–	–	–	–	–	(471,000)
Impairment loss	281,720	197	70	–	–	–	–	281,987
Reclassifications	(12)	27	(8)	31	(38)	–	–	–
Effect of foreign currency exchange differences	857,767	1,391	3,877	1,157	1,613	–	–	865,805
Balance, December 31, 2015	2,789,991	74,220	142,846	18,712	40,745	–	–	3,066,514
Depreciation expense	342,224	16,039	22,504	5,060	8,591	–	–	394,418
Disposals	(32,427)	(10,246)	(3,241)	(417)	–	–	–	(46,331)
Reclassifications	–	–	–	–	–	–	–	–
Effect of foreign currency exchange differences	(43,730)	(267)	(767)	(238)	(310)	–	–	(45,312)
Balance, December 31, 2016	$3,056,058	$79,746	$161,342	$23,117	$49,026	$–	$–	$3,369,289

Business Acquisition

On December 16, 2016, the Company acquired 48 well servicing rigs and ancillary assets from Essential Energy Services Ltd. (“Essential”) in exchange for $12.2 million in cash and its coil tubing assets. In addition, Precision retained certain members of Essential’s field employees and support staff. This acquisition creates synergies for the Company through the integration of the acquired assets with its existing service rig business, and increases Precision’s market share in this area. The assets acquired were measured at their fair value of $28.2 million. The total fair value of the consideration provided was also equal to this amount, of which $16 million was attributable to the coil tubing assets. As the book value of Precision’s coil tubing assets was $8.4 million, the Company recorded a gain of $7.6 million as a result of re-measuring these assets to fair value as of the acquisition date.

Impairment Test

Precision reviews the carrying value of its long-lived assets at each reporting period for indicators of impairment. As at December 31, 2016 the Corporation determined the uncertainty around future activity levels within Mexico was an indicator of impairment and performed a comprehensive assessment of the carrying values of property, plant and equipment for the Mexico drilling CGU.

The recoverable amount was determined using a value in use calculation based on five-year cash flow projections. The cash flow projections were based on future expected outcomes taking into account existing term contracts, past experience and management’s expectation of future market conditions with no terminal value growth rate. The primary sources of cash flow information was derived from strategic plans approved by executives of the company, which were developed based on benchmark commodity prices and industry supply-demand fundamentals.

Cash flows used in the calculation were discounted using a discount rate specific to the Mexico CGU. The discount rate derived from Precision’s weighted average cost of capital, adjusted for risk factors specific to the CGU and used in determining the recoverable amount for the Mexico CGU was 15.1%.

The test did not result in an impairment charge as the recoverable amount exceeded the CGU’s carrying value of the assets. The calculation of the recoverable amount is sensitive to the discount rate and cash flow projections. A discount rate higher than 21.5% would have resulted in an impairment, with each 0.5% increase in the discount rate resulting in an approximately $1.0 million additional impairment charge. In addition, a 10% decrease in the annual cash flow projections would not result in an additional impairment charge.

66	Notes to Consolidated Financial Statements

During 2015 the Corporation determined that low commodity prices and the associated impact on current and future business and industry activity levels was an indicator of impairment and performed a comprehensive assessment of the carrying values of property, plant and equipment in all CGUs. As a result of these impairment tests, Precision recorded an aggregate property, plant and equipment impairment charge related to the U.S. drilling, international drilling, and Mexico drilling CGUs within the Contract Drilling Services segment of $202.2 million and $79.8 million related to the well servicing and U.S. completion and production CGUs which are part of the Completion and Production Services segment.

NOTE 5. INTANGIBLES
	2016	2015
Cost	$12,345	$11,131
Accumulated amortization	(9,029)	(7,768)
	$3,316	$3,363
Loan commitment fees related to Senior Credit Facility	$3,316	$3,363

Cost
	2016	2015
Balance, beginning of year	$11,131	$8,997
Additions	1,214	2,134
Balance, end of year	$12,345	$11,131

Accumulated Amortization
	2016	2015
Balance, beginning of year	$7,768	$5,695
Amortization expense	1,261	2,073
Balance, end of year	$9,029	$7,768
NOTE 6. GOODWILL
Balance, December 31, 2014		$219,719
Impairment charge		(17,117)
Exchange adjustment		5,877
Balance, December 31, 2015		208,479
Exchange adjustment		(1,080)
Balance, December 31, 2016		$207,399

The carrying value of goodwill is comprised of $172.3 million associated with the Canada contract drilling CGU and $35.1 million associated with the U.S. directional drilling CGU. The Company performed its annual goodwill impairment test at December 31, 2016 for these CGUs, and determined that no impairment was required. The key assumptions used in the calculation of value in use included a discount rate of 11.6% (2015 – 11.7%) for the Canada contract drilling CGU and a discount rate of 13.61% (2015 – 13.24%) for the U.S. directional drilling CGU and terminal value growth rates of nil. Projected cash flow was based on future expected outcomes taking into account existing term contracts, past experience and management’s expectation of future market conditions. The primary sources of cash flow information was derived from strategic plans approved by executives of the company, which were developed based on benchmark commodity prices and industry supply-demand fundamentals. A discount rate higher than 15.5% would have resulted in an impairment of goodwill for the Canada contract drilling CGU, with each 0.5% increase resulting in approximately $38 million of additional impairment charges. A discount rate higher than 25.05% would have resulted in an impairment of goodwill for the U.S. directional drilling CGU, with each 0.5% increase resulting in approximately $1.0 million of additional impairment charges.

Precision Drilling Corporation 2016 Annual Report	67

During 2015 the Corporation determined the low commodity prices and the associated impact on current and future business and industry levels was an indicator of impairment. Precision determined that the carrying value of the goodwill allocated to the oilfield equipment rental CGU exceeded its recoverable amount and recognized impairment loss of $17.0 million. The impairment charge resulted in the entire goodwill balance of the CGU being written off. The oilfield equipment rental CGU is included in the Completion and Production Services segment. The recoverable amount was based on its value in use determined by discounting expected future cash flows to be generated from the continuing use of the assets within the CGU.

NOTE 7. BANK INDEBTEDNESS

At December 31, 2016, Precision had available $40.0 million (2015 – $40.0 million) and US$15.0 million (2015 – US$15.0 million) under secured operating facilities, and a secured US$30.0 million (2015 – US$40.0 million) facility for the issuance of letters of credit and performance and bid bonds to support international operations. As at December 31, 2016 and 2015, no amounts had been drawn on any of the facilities. Availability of the $40.0 million and US$30.0 million facility were reduced by outstanding letters of credit in the amount of $22.0 million (2015 – $24.8 million) and US$6.5 million (2015 – US$24.6 million), respectively. The facilities are primarily secured by charges on substantially all present and future property of Precision and its material subsidiaries. Advances under the $40.0 million facility are available at the bank’s prime lending rate, U.S. base rate, U.S. LIBOR plus applicable margin, or Banker’s Acceptance plus applicable margin, or in combination, and under the US$15.0 million facility at the bank’s prime lending rate.

NOTE 8. SHARE BASED COMPENSATION PLANS Liability Classified Plans
	Restricted Share Units	Performance Share Units	Share Appreciation Rights	Non- Management Directors’ DSUs	Total
Balance, December 31, 2014	$10,584	$13,769	$81	$1,989	$26,423
Expensed (recovered) during the period	6,825	11,648	(75)	709	19,107
Payments and redemptions	(6,950)	(5,793)	–	(315)	(13,058)
Balance, December 31, 2015	10,459	19,624	6	2,383	32,472
Expensed (recovered) during the period	10,888	18,920	(3)	2,219	32,024
Payments	(5,755)	(9,499)	–	–	(15,254)
Balance, December 31, 2016	$15,592	$29,045	$3	$4,602	$49,242
Current	$9,813	$12,039	$3	$–	$21,855
Long-term	5,779	17,006	–	4,602	27,387
	$15,592	$29,045	$3	$4,602	$49,242

(a) Restricted Share Units and Performance Share Units

Precision has two cash-settled share based incentive plans for officers and other eligible employees. Under the Restricted Share Unit (RSU) incentive plan, shares granted to eligible employees vest annually over a three-year term. Vested shares are automatically paid out in cash at a value determined by the fair market value of the shares at the vesting date. Under the Performance Share Unit (PSU) incentive plan, shares granted to eligible employees vest at the end of a three-year term. Vested shares are automatically paid out in cash in the first quarter following the vested term at a value determined by the fair market value of the shares at the vesting date and based on the number of performance shares held multiplied by a performance factor that ranges from zero to two times. The performance factor is based on Precision’s share price performance compared to a peer group over the three-year period.

68	Notes to Consolidated Financial Statements

A summary of the RSUs and PSUs outstanding under these share based incentive plans is presented below:

	RSUs Outstanding	PSUs Outstanding
December 31, 2014	2,246,696	3,450,033
Granted	2,151,100	2,639,400
Issued as a result of cash dividends	132,233	218,339
Redeemed	(1,128,011)	(905,355)
Forfeitures	(505,200)	(503,962)
December 31, 2015	2,896,818	4,898,455
Granted	1,911,200	3,443,600
Redeemed	(1,311,580)	(1,136,720)
Forfeitures	(367,399)	(711,537)
December 31, 2016	3,129,039	6,493,798

(b) Share Appreciation Rights

The Corporation has a U.S. dollar denominated Share Appreciation Rights (SAR) plan under which eligible participants were granted SARs that entitle the rights holder to receive cash payments calculated as the excess of the market price over the exercise price per share on the exercise date. The SARs vest over a period of five years and expire 10 years from the date of grant. At December 31, 2016 and 2015 the intrinsic value of these awards was $nil.

Share Appreciation Rights	Outstanding	Range of Exercise Price (US$)	Weighted Average Exercise Price (US$)	Exercisable
December 31, 2014	443,741	$ 13.26 – 17.38	$ 15.32	443,741
Forfeited	(100,609)	13.26 – 13.26	13.26
December 31, 2015	343,132	15.22 – 17.38	15.93	343,132
Forfeited	(89,756)	15.22 – 17.38	17.22
December 31, 2016	253,376	$ 15.22 – 15.79	$ 15.47	253,376

	Total SARs Outstanding and Exercisable
Range of Exercise Prices (US$):	Number	Weighted Average Exercise Price (US$)	Weighted Average Remaining Contractual Life (Years)
$ 15.22 – 15.22	144,069	$ 15.22	1.16
15.23 – 15.79	109,307	15.79	0.12
$ 15.22 – 15.79	253,376	$ 15.47	0.71

Precision Drilling Corporation 2016 Annual Report	69

(c) Non-Management Directors

Effective January 1, 2012, Precision instituted a new deferred share unit (DSU) plan for non-management directors whereby fully vested DSUs are granted quarterly based on an election by the non-management director to receive all or a portion of his or her compensation in DSUs. These DSUs are redeemable in cash or for an equal number of common shares upon the director’s retirement. The redemption of DSUs in cash or common shares is solely at Precision’s discretion. Non-management directors can receive a lump sum payment or two separate payments any time up until December 15 of the year following retirement. If the non-management director does not specify a redemption date, the DSUs will be redeemed on a single date six months after retirement. The cash settlement amount is based on the weighted average trading price for Precision’s shares on the Toronto Stock Exchange for the five days immediately prior to payout. A summary of the DSUs outstanding under this share based incentive plan is presented below:

Deferred Share Units	Outstanding
December 31, 2014	278,587
Granted	173,115
Issued as a result of cash dividends	13,602
Redeemed	(37,276)
Balance December 31, 2015	428,028
Granted	193,793
Balance December 31, 2016	621,821

Equity Settled Plans

(d) Non-Management Directors

Prior to January 1, 2012, Precision had a deferred share unit plan for non-management directors. Under the plan, fully vested deferred share units were granted quarterly based on an election by the non-management director to receive all or a portion of his or her compensation in deferred share units. These deferred share units are redeemable into an equal number of common shares any time after the director’s retirement. A summary of this share based incentive plan is presented below:

Deferred Share Units	Outstanding
December 31, 2014	226,010
Issued as a result of cash dividends	8,626
Redeemed	(38,893)
December 31, 2015 and 2016	195,743

(e) Option Plan

The Corporation has a share option plan under which a combined total 16,569,134 options to purchase common shares are reserved to be granted to employees. Of the amount reserved, 13,752,016 options have been granted. Under this plan, the exercise price of each option equals the fair market value of the option at the date of grant determined by the weighted average trading price for the five days preceding the grant. The options are denominated in either Canadian or U.S. dollars, and vest over a period of three years from the date of grant, as employees render continuous service to the Corporation, and have a term of seven years.

70	Notes to Consolidated Financial Statements

A summary of the status of the equity incentive plan is presented below:

Canadian Share Options	Options Outstanding	Range of Exercise Prices	Weighted Average Exercise Price	Options Exercisable
December 31, 2014	5,154,314	$ 5.22 – 14.50	$ 9.43	3,185,500
Granted	1,447,400	7.32 – 7.32	7.32
Exercised	(16,000)	5.85 – 5.85	5.85
Forfeitures	(417,118)	5.85 – 14.50	9.56
December 31, 2015	6,168,596	5.22 – 14.50	8.93	3,870,673
Granted	615,200	4.46 – 4.46	4.46
Exercised	(295,768)	5.22 – 5.85	5.85
Forfeitures	(299,356)	5.85 – 11.16	7.57
December 31, 2016	6,188,672	$ 4.46 – 14.50	$ 8.70	4,369,155

U.S. Share Options	Options Outstanding	Range of Exercise Prices (US$)	Weighted Average Exercise Price (US$)	Options Exercisable
December 31, 2014	3,405,774	$4.95 – 15.21	$9.35	1,795,639
Granted	1,344,900	5.79 – 5.79	5.79
Forfeitures	(168,437)	4.95 – 15.21	9.37
December 31, 2015	4,582,237	4.95 – 15.21	8.30	2,468,185
Granted	2,130,700	3.21 – 5.02	3.30
Exercised	(31,000)	4.95 – 4.95	4.95
Forfeitures	(1,344,867)	3.21 – 10.74	6.86
December 31, 2016	5,337,070	$3.21 – 15.21	$6.69	2,626,326

The weighted average share price at the date of exercise for share options exercised in 2016 was $6.37 (2015 – $8.49) for the Canadian share options and US$5.14 (2015 – US$ nil) for the U.S. share options.

Precision Drilling Corporation 2016 Annual Report	71

The range of exercise prices for options outstanding at December 31, 2016 is as follows:

Canadian Share Options	Total Options Outstanding			Options Exercisable
Range of Exercise Prices:	Number	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Number	Weighted Average Exercise Price
$ 4.46 – 5.99	615,200	$4.46	6.15	–	$–
6.00 – 7.99	1,438,439	7.33	5.00	500,304	7.34
8.00 – 8.99	709,468	8.59	0.12	709,468	8.59
9.00 – 9.99	1,038,684	9.02	3.02	1,038,684	9.02
10.00 – 14.50	2,386,881	10.52	2.44	2,120,699	10.55
$ 4.46 – 14.50	6,188,672	$8.70	3.23	4,369,155	$9.50

U.S. Share Options	Total Options Outstanding			Options Exercisable
Range of Exercise Prices (US$):	Number	Weighted Average Exercise Price (US$)	Weighted Average Remaining Contractual Life (Years)	Number	Weighted Average Exercise Price (US$)
$ 3.21 – 3.99	1,691,800	$3.21	6.15	–	$–
4.00 – 6.99	1,175,400	5.69	5.25	351,564	5.79
7.00 – 8.99	997,099	8.67	2.20	997,099	8.67
9.00 – 9.99	592,800	9.18	4.10	397,692	9.18
10.00 – 15.21	879,971	10.80	1.67	879,971	10.80
$ 3.21 – 15.21	5,337,070	$6.69	4.25	2,626,326	$9.08

The per option weighted average fair value of the share options granted during 2016 was $1.79 (2015 – $1.60) estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: average risk-free interest rate of 1% (2015 – 1%), average expected life of four years (2015 – four years), expected forfeiture rate of 5% (2015 – 5%) and expected volatility of 50% (2015 – 44%). Included in net loss for the year ended December 31, 2016 is an expense of $4.2 million (2015 – $5.1 million).

Employee Share Purchase Plan

The Corporation has an employee share purchase plan to encourage employees to become Precision shareholders and to attract and retain people. Under the plan, eligible employees can contribute up to 10% of their regular base salary through payroll deduction with Precision matching 20% of the employee’s contribution. These contributions are used to purchase the Corporation’s shares in the open market. No vesting conditions apply. During 2016, the Corporation recorded compensation expense of $0.6 million (2015 – $0.8 million).

72	Notes to Consolidated Financial Statements

NOTE 9. PROVISIONS AND OTHER
Workers’ Compensation
Balance December 31, 2014	$19,981
Expensed during the year	4,983
Payment of deductibles and uninsured claims	(10,014)
Effects of foreign currency exchange differences	3,879
Balance December 31, 2015	18,829
Expensed during the year	2,279
Payment of deductibles and uninsured claims	(5,050)
Effects of foreign currency exchange differences	(597)
Balance December 31, 2016	$15,461

	2016	2015
Current	$3,040	$4,309
Long-term	12,421	14,520
	$15,461	$18,829

Precision maintains a provision for the deductible and uninsured portions of workers’ compensation and general liability claims. The amount accrued for the provision for losses incurred varies depending on the number and nature of the claims outstanding at the balance sheet dates. In addition, the accrual includes management’s estimate of the future cost to settle each claim such as future changes in the severity of the claim and increases in medical costs. Precision uses third parties to assist in developing the estimate of the ultimate costs to settle each claim, which is based on historical experience associated with the type of each claim and specific information related to each claim. The specific circumstances of each claim may change over time prior to settlement and, as a result, the estimates made as of the balance sheet dates may change.

NOTE 10. LONG-TERM DEBT

	2016	2015
Senior Credit Facility	$–	$–
Unsecured senior notes:
6.625% senior notes due 2020 (US$371.8 million)	499,150	899,600
6.5% senior notes due 2021(US$318.6 million)	427,818	553,600
7.75% senior notes due 2023(US$350.0 million)	469,945	–
5.25% senior notes due 2024 (US$400.0 million)	537,080	553,600
6.5% senior notes due 2019	–	200,000
	1,933,993	2,206,800
Less net unamortized debt issue costs	(27,059)	(26,290)
	$1,906,934	$2,180,510

(a) Senior Credit Facility:

The senior secured revolving credit facility (as amended, the Senior Credit Facility) provides Precision with senior secured financing for general corporate purposes, including for acquisitions, of up to US$550.0 million with a provision for an increase in the facility of up to an additional US$250.0 million. The Senior Credit Facility is secured by charges on substantially all of Precision’s present and future assets and the present and future assets of its material U.S. and Canadian subsidiaries and, if necessary in order to adhere to covenants under the Senior Credit Facility, on certain assets of certain subsidiaries organized in a jurisdiction outside of Canada or the U.S.

Precision Drilling Corporation 2016 Annual Report	73

During April 2016, Precision agreed with its lending group to amend certain financial covenants governing its senior credit facility. This amendment among other things: (i) temporarily reduces the Adjusted EBITDA (as defined in the debt agreement) to interest expense coverage ratio of greater than 2:1 to 1.5:1 for the period up to and including June 30, 2018, reverting to 2.5:1 thereafter until maturity of the facility; (ii) permits second lien debt up to US$400 million subject to certain terms and conditions; (iii) amends certain negative covenants to, among other things, prevent distributions during the covenant relief period; (iv) adds a new covenant which limits borrowing on the facility to draw a maximum of $50 million on the facility if the only purpose is to accumulate cash; (v) adds a new covenant that restricts the repurchase and redemption of unsecured debt if Precision’s pro-forma liquidity is less than US$500 million during the covenant relief period. The maximum consolidated senior debt to adjusted EBITDA financial covenant ratio of 2.5:1 and the covenant limiting the incurrence of more than US$250.0 million in new unsecured debt other than where the new unsecured debt is used to refinance existing unsecured debt or the new debt is assumed through an acquisition remained unchanged.

On January 20, 2017 we agreed with our lenders to reduce the size of the Senior Credit Facility to US$525 million from US$550 million and to further amend the Adjusted EBITDA (as defined in the debt agreement) to interest expense coverage ratio to the greater of 1.25:1 for the periods ending March 31, June 30 and September 30, 2017, 1.5:1 for the periods ending December 31, 2017 and March 31, 2018 and to revert back to 2.5:1 for periods ending after March 31, 2018.

In addition, the revolving credit facility contains certain covenants that place restrictions on Precision’s ability to incur or assume additional indebtedness; dispose of assets; make or pay dividends, share redemptions or other distributions; change its primary business; incur liens on assets; engage in transactions with affiliates; enter into mergers, consolidations or amalgamations; and enter into speculative swap agreements. At December 31, 2016, Precision was in compliance with the covenants of the Senior Credit Facility.

The Senior Credit Facility has a term of five years, with an annual option on Precision’s part to request that the lenders extend, at their discretion, the facility to a new maturity date not to exceed five years from the date of the extension request. The current maturity date of the Senior Credit Facility is June 3, 2019.

Under the Senior Credit Facility, amounts can be drawn in U.S. dollars and/or Canadian dollars and, as at December 31, 2016 and 2015 no amounts were drawn under this facility. Up to US$200.0 million of the Senior Credit Facility is available for letters of credit denominated in U.S and/or Canadian dollars and as at December 31, 2016 outstanding letters of credit amounted to US$41.5 million (2015 – US$46.4 million).

The interest rate on loans that are denominated in U.S. dollars is, at the option of Precision, either a margin over a U.S. base rate or a margin over LIBOR. The interest rate on loans denominated in Canadian dollars is, at the option of Precision, either a margin over the Canadian prime rate or a margin over the bankers’ acceptance rate; such margins will be based on the then applicable ratio of consolidated total debt to EBITDA.

(b) Unsecured Senior Notes:

Precision has outstanding the following unsecured senior notes:

6.625% US$ senior notes due 2020

These notes bear interest at a fixed rate of 6.625% per annum and mature on November 15, 2020. Interest is payable semi-annually on May 15 and November 15 of each year.

These notes are unsecured, ranking equally with existing and future senior unsecured indebtedness, and have been guaranteed by current and future U.S. and Canadian subsidiaries that guaranteed the senior Credit Facility. These notes contain certain covenants that limit Precision’s ability and the ability of certain subsidiaries to incur additional indebtedness and issue preferred stock; create liens; make restricted payments; create or permit to exist restrictions on the ability of Precision or certain subsidiaries to make certain payments and distributions; engage in amalgamations, mergers or consolidations; make certain dispositions and transfers of assets; and engage in transactions with affiliates. If the notes receive an investment grade rating by Standard & Poor’s and Moody’s Investors Service and Precision and its subsidiaries are not in default under the indenture governing the notes, then Precision will not be required to comply with particular covenants contained in the indenture.

Precision may redeem these notes in whole or in part at any time before November 15, 2018, at redemption prices ranging between 102.208% and 101.104% of their principal amount plus accrued interest. Any time on or after November 15, 2018, these notes can be redeemed for their principal amount plus accrued interest. Upon specified

74	Notes to Consolidated Financial Statements

change of control events, each holder of a note will have the right to sell to Precision all or a portion of its notes at a purchase price in cash equal to 101% of the principal amount, plus accrued interest to the date of purchase.

During 2016, Precision repurchased and cancelled US$28.2 million of these notes for an aggregate purchase price of US$26.0 million and redeemed US$250.0 million of our then outstanding 6.625% unsecured senior notes due 2020 for US$255.5 million plus accrued and unpaid interest.

6.5% US$ senior notes due 2021

These notes bear interest at a fixed rate of 6.5% per annum and mature on December 15, 2021. Interest is payable semi-annually on June 15 and December 15 of each year.

These notes are unsecured, ranking equally with existing and future senior unsecured indebtedness, and have been guaranteed by current and future U.S. and Canadian subsidiaries that guaranteed the Senior Credit Facility. These notes contain certain covenants that limit Precision’s ability and the ability of certain subsidiaries to incur additional indebtedness and issue preferred stock; create liens; make restricted payments; create or permit to exist restrictions on the ability of Precision or certain subsidiaries to make certain payments and distributions; engage in amalgamations, mergers or consolidations; make certain dispositions and transfers of assets; and engage in transactions with affiliates. If the notes receive an investment grade rating by Standard & Poor’s or Moody’s Investors Service and Precision and its subsidiaries are not in default under the indenture governing the notes, then Precision will not be required to comply with particular covenants contained in the indenture.

Precision may redeem these notes in whole or in part before December 15, 2019, at redemption prices ranging between 103.250% and 101.083% of their principal amount plus accrued interest. Any time on or after December 15, 2019, these notes can be redeemed for their principal amount plus accrued interest. Upon specified change of control events, each holder of a note will have the right to sell to Precision all or a portion of its notes at a purchase price in cash equal to 101% of the principal amount, plus accrued interest to the date of purchase.

During 2016, Precision repurchased and cancelled US$81.4 million of these notes for an aggregate purchase price of US$75.8 million.

7.75% US$ senior notes due 2023

These notes bear interest at a fixed rate of 7.75% per annum and mature on December 15, 2023. Interest is payable semi-annually on June 15 and December 15 of each year.

These notes are unsecured, ranking equally with existing and future senior unsecured indebtedness, and have been guaranteed by current and future U.S. and Canadian subsidiaries that guaranteed the Senior Credit Facility. These notes contain certain covenants that limit Precision’s ability and the ability of certain subsidiaries to incur additional indebtedness and issue preferred stock; create liens; make restricted payments; create or permit to exist restrictions on the ability of Precision or certain subsidiaries to make certain payments and distributions; engage in amalgamations, mergers or consolidations; make certain dispositions and transfers of assets; and engage in transactions with affiliates. If the notes receive an investment grade rating by Standard & Poor’s or Moody’s Investors Service and Precision and its subsidiaries are not in default under the indenture governing the notes, then Precision will not be required to comply with particular covenants contained in the indenture.

Prior to December 15, 2019, Precision may redeem up to 35% of the 7.75% senior notes due 2023 with the net proceeds of certain equity offerings at a redemption price equal to 107.75% of the principal amount plus accrued interest. Prior to December 15, 2019, Precision may redeem these notes in whole or in part at 100.0% of their principal amount, plus accrued interest and the greater of 1.0% of the principal amount of the note to be redeemed and the excess, if any, of the present value of the December 15, 2019 redemption price plus required interest payments through December 15, 2019 (calculated using the U.S. Treasury rate plus 50 basis points) over the principal amount of the note. As well, Precision may redeem these notes in whole or in part at any time on or after December 15, 2019 and before December 15, 2021, at redemption prices ranging between 103.875% and 101.938% of their principal amount plus accrued interest. Any time on or after December 15, 2021, these notes can be redeemed for their principal amount plus accrued interest. Upon specified change of control events, each holder of a note will have the right to sell to Precision all or a portion of its notes at a purchase price in cash equal to 101% of the principal amount, plus accrued interest to the date of purchase.

Precision Drilling Corporation 2016 Annual Report	75

5.25% US$ senior notes due 2024

These notes bear interest at a fixed rate of 5.25% per annum and mature on November 15, 2024. Interest is payable semi-annually on May 15 and November 15 of each year.

These notes are unsecured, ranking equally with existing and future senior unsecured indebtedness, and have been guaranteed by current and future U.S. and Canadian subsidiaries that guaranteed the Senior Credit Facility. These notes contain certain covenants that limit Precision’s ability and the ability of certain subsidiaries to incur additional indebtedness and issue preferred stock; create liens; make restricted payments; create or permit to exist restrictions on the ability of Precision or certain subsidiaries to make certain payments and distributions; engage in amalgamations, mergers or consolidations; make certain dispositions and transfers of assets; and engage in transactions with affiliates. If the notes receive an investment grade rating by Standard & Poor’s or Moody’s Investors Service and Precision and its subsidiaries are not in default under the indenture governing the notes, then Precision will not be required to comply with particular covenants contained in the indenture.

Prior to May 15, 2017, Precision may redeem up to 35% of the 5.25% senior notes due 2024 with the net proceeds of certain equity offerings at a redemption price equal to 105.25% of the principal amount plus accrued interest. Prior to May 15, 2019, Precision may redeem these notes in whole or in part at 100.0% of their principal amount, plus accrued interest and the greater of 1.0% of the principal amount of the note to be redeemed and the excess, if any, of the present value of the May 15, 2019 redemption price plus required interest payments through May 15, 2019 (calculated using the U.S. Treasury rate plus 50 basis points) over the principal amount of the note. As well, Precision may redeem these notes in whole or in part at any time on or after May 15, 2019 and before May 15, 2022, at redemption prices ranging between 102.625% and 100.875% of their principal amount plus accrued interest. Any time on or after May 15, 2022, these notes can be redeemed for their principal amount plus accrued interest. Upon specified change of control events, each holder of a note will have the right to sell to Precision all or a portion of its notes at a purchase price in cash equal to 101% of the principal amount, plus accrued interest to the date of purchase.

The senior notes require that we comply with certain covenants including an incurrence based test of Consolidated Interest Coverage Ratio, as defined in the senior note agreements, to greater than 2.0:1 for the most recent four consecutive fiscal quarters. In the event that our Consolidated Interest Coverage Ratio is less than 2.0:1 for the most recent four consecutive fiscal quarters the senior notes restrict our ability to incur additional indebtedness. As at December 31, 2016, our senior notes Consolidated Interest Coverage Ratio was 1.58:1 which limits our ability to incur additional indebtedness, except as permitted under the agreements, until such time as we are in compliance with the ratio test but would not restrict our access to available funds under the senior credit facility or refinance our existing debt. Furthermore, it does not give rise to any cross-covenant violations, give the lenders the right to demand repayment of any outstanding portion of the senior notes prior to the stated maturity dates, or provide any other forms of recourse to the lenders.

The senior notes also contain a restricted payments covenant that limits our ability to make payments in the nature of dividends, distributions and repurchases from shareholders. This restricted payment basket grows by, among other things, 50% of consolidated net earnings, and decreases by 100% of consolidated net losses as defined in the note agreements, and payments made to shareholders. As at December 31, 2016, the net restricted payments basket was negative $310 million (2015 - $152 million), therefore prohibiting us from making any further dividend payments until the restricted payments basket once again becomes positive. No dividends have been paid subsequent to December 31, 2015.

During 2016, Precision redeemed all of the $200.0 million 6.5% senior notes due 2019 for an aggregate purchase price of $203.3 million.

Long-term debt obligations at December 31, 2016 will mature as follows:
2020	$499,150
2021	427,818
Thereafter	1,007,025
$1,933,993

76	Notes to Consolidated Financial Statements

(c) Guarantor Disclosures

Our unsecured senior notes are fully and unconditionally guaranteed, jointly and severally, on a senior unsecured basis by all U.S. and Canadian subsidiaries that guaranteed the senior Credit Facility (Guarantor Subsidiaries). These Guarantor Subsidiaries are directly or indirectly 100% owned by the parent company. Separate financial statements for each of the Guarantor Subsidiaries have not been provided; instead we have included condensed consolidating financial statements based on Rule 3-10 of the U.S. Securities and Exchange Commission’s Regulation S-X.

Condensed Consolidating Statement of Financial Position as at December 31, 2016

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Total
Assets
Cash	$61,794	$13,138	$40,773	$–	$115,705
Other current assets	43,630	210,125	102,147	3	355,905
Intercompany receivables	1,475,431	3,024,723	68,767	(4,568,921)	–
Investments in subsidiaries	4,913,785	61	–	(4,913,846)	–
Property, plant and equipment	78,849	3,023,968	539,214	(142)	3,641,889
Intangibles	3,316	–	–	–	3,316
Goodwill	–	207,399	–	–	207,399
Total assets	$6,576,805	$6,479,414	$750,901	$(9,482,906)	$4,324,214
Liabilities and shareholders’ equity
Current liabilities	$42,657	$126,870	$71,209	$–	$240,736
Intercompany payables and debt	3,071,032	1,412,257	85,633	(4,568,922)	–
Long-term debt	1,906,934	–	–	–	1,906,934
Other long-term liabilities	181,940	32,781	(295)	–	214,426
Total liabilities	5,202,563	1,571,908	156,547	(4,568,922)	2,362,096
Shareholders’ equity	1,374,242	4,907,506	594,354	(4,913,984)	1,962,118
Total liabilities and shareholders’ equity	$6,576,805	$6,479,414	$750,901	$(9,482,906)	$4,324,214

Precision Drilling Corporation 2016 Annual Report	77

Condensed Consolidating Statement of Financial Position as at December 31, 2015
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Total
Assets
Cash	$330,758	$43,039	$70,962	$–	$444,759
Other current assets	3,993	228,333	103,511	3	335,840
Intercompany receivables	1,537,538	2,943,153	71,689	(4,552,380)	–
Investments in subsidiaries	4,888,294	61	–	(4,888,355)	–
Income tax recoverable	2,917	–	–	–	2,917
Property, plant and equipment	88,238	3,343,623	451,294	177	3,883,332
Intangibles	3,363	–	–	–	3,363
Goodwill	–	208,479	–	–	208,479
Total assets	$6,855,101	$6,766,688	$697,456	$(9,440,555)	$4,878,690
Liabilities and shareholders’ equity
Current liabilities	$43,149	$135,613	$65,022	$–	$243,784
Intercompany payables and debt	2,957,753	1,460,838	133,789	(4,552,380)	–
Long-term debt	2,180,510	–	–	–	2,180,510
Other long-term liabilities	217,188	116,925	(926)	–	333,187
Total liabilities	5,398,600	1,713,376	197,885	(4,552,380)	2,757,481
Shareholders’ equity	1,456,500	5,053,312	499,572	(4,888,175)	2,121,209
Total liabilities and shareholders’ equity	$6,855,100	$6,766,688	$697,457	$(9,440,555)	$4,878,690

Condensed Consolidating Statement of loss for the Year ended December 31, 2016
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Total
Revenue	$103	$795,045	$169,287	$(13,024)	$951,411
Operating expense	160	497,118	123,041	(13,024)	607,295
General and administrative expense	37,193	61,921	11,173	–	110,287
Restructuring	285	5,469	–	–	5,754
Earnings (loss) before income taxes, loss on redemption and repurchase of unsecured senior notes, finance charges, foreign exchange, gain re-measurement of property, plant and equipment and depreciation and amortization	(37,535)	230,537	35,073	–	228,075
Depreciation and amortization	13,828	324,649	52,957	225	391,659
Gain on re-measurement of property, plant and equipment	–	(7,605)	–	–	(7,605)
Operating loss	(51,363)	(86,507)	(17,884)	(225)	(155,979)
Foreign exchange	6,731	(2,121)	1,398	–	6,008
Finance charges	146,053	118	189	–	146,360
Loss on redemption and repurchase of unsecured senior notes	239	–	–	–	239
Equity in loss of subsidiaries	23,042	–	–	(23,042)	–
Loss before tax	(227,428)	(84,504)	(19,471)	22,817	(308,586)
Income taxes	(72,098)	(83,404)	2,471	–	(153,031)
Net loss	$(155,330)	$(1,100)	$(21,942)	$22,817	$(155,555)

78	Notes to Consolidated Financial Statements

Condensed Consolidating Statement of Loss for the Year ended December 31, 2015
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Total
Revenue	$118	$1,358,162	$226,128	$(28,784)	$1,555,624
Operating expense	118	801,961	161,398	(28,784)	934,693
General and administrative expense	22,395	94,680	9,348	–	126,423
Restructuring	6,100	14,543	–	–	20,643
Earnings (loss) before income taxes, finance charges, foreign exchange, impairment of goodwill, impairment of property, plant and equipment, loss on asset decommissioning and depreciation and amortization	(28,495)	446,978	55,382	–	473,865
Depreciation and amortization	14,360	425,518	46,586	191	486,655
Loss on asset decommissioning	–	166,264	222	–	166,486
Impairment of property, plant and equipment	–	215,048	66,939	–	281,987
Operating loss	(42,855)	(359,852)	(58,365)	(191)	(461,263)
Impairment of goodwill	–	17,117	–	–	17,117
Foreign exchange	(34,836)	1,549	36	–	(33,251)
Finance charges	137,093	(2,213)	(13,837)	–	121,043
Equity in loss of subsidiaries	264,257	–	–	(264,257)	–
Loss before tax	(409,369)	(376,305)	(44,564)	264,066	(566,172)
Income taxes	(46,123)	(165,375)	8,762	–	(202,736)
Net loss	$(363,246)	$(210,930)	$(53,326)	$264,066	$(363,436)

Condensed Consolidating Statement of Comprehensive Loss for the Year ended December 31, 2016
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Total
Net loss	$(155,330)	$(1,100)	$(21,942)	$22,817	$(155,555)
Other comprehensive income (loss)	66,963	(62,459)	(11,270)	(2,879)	(9,645)
Comprehensive loss	$(88,367)	$(63,559)	$(33,212)	$19,938	$(165,200)
Condensed Consolidating Statement of Comprehensive Loss for the Year ended December 31, 2015
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Total
Net loss	$(363,246)	$(210,930)	$(53,326)	$264,066	$(363,436)
Other comprehensive income (loss)	(324,655)	361,512	82,439	513	119,809
Comprehensive income (loss)	$(687,901)	$150,582	$29,113	$264,579	$(243,627)

Condensed Consolidating Statement of Cash Flow for the Year ended December 31, 2016
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Total
Cash provided by (used in):
Operations	$(185,430)	$298,342	$9,596	$–	$122,508
Investments	145,451	(65,939)	(149,151)	(144,286)	(213,925)
Financing	(218,324)	(257,263)	112,977	144,286	(218,324)
Effects of exchange rate changes on cash and cash equivalents	(10,661)	(5,041)	(3,611)	–	(19,313)
Decrease in cash and cash equivalents	(268,964)	(29,901)	(30,189)	–	(329,054)
Cash and cash equivalents, beginning of year	330,758	43,039	70,962	–	444,759
Cash and cash equivalents, end of year	$61,794	$13,138	$40,773	$–	$115,705

Precision Drilling Corporation 2016 Annual Report	79

Condensed Consolidating Statement of Cash Flow for the Year ended December 31, 2015
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Total
Cash provided by (used in):
Operations	$(217,212)	$694,956	$39,272	$–	$517,016
Investments	256,781	(520,175)	(15,297)	(262,411)	(541,102)
Financing	(84,044)	(244,775)	(17,636)	262,411	(84,044)
Effects of exchange rate changes on cash and cash equivalents	37,385	15,053	8,970	–	61,408
Increase (decrease) in cash and cash equivalents	(7,090)	(54,941)	15,309	–	(46,722)
Cash and cash equivalents, beginning of year	337,848	97,980	55,653	–	491,481
Cash and cash equivalents, end of year	$330,758	$43,039	$70,962	$–	$444,759

NOTE 11. INCOME TAXES

The provision for income taxes differs from that which would be expected by applying statutory Canadian income tax rates.

A reconciliation of the difference, at December 31, is as follows:

	2016	2015
Loss before income taxes	$(308,586)	$(566,172)
Federal and provincial statutory rates	27%	26%
Tax at statutory rates	$(83,318)	$(147,205)
Adjusted for the effect of:
Non-deductible expenses	3,473	7,193
Non-taxable capital gains	(4,461)	(206)
Income taxed at lower rates	(43,232)	(40,166)
Impact of foreign tax rates	(23,658)	(39,170)
Withholding taxes	1,638	3,303
Taxes related to prior years	(1,227)	560
Other	(2,246)	399
Increase in deferred tax balances due to enacted tax rate increases	–	12,556
Income tax recovery	$(153,031)	$(202,736)

The net deferred tax liability is comprised of the tax effect of the following temporary differences:
	2016	2015
Deferred income tax liability:
Property, plant and equipment and intangibles	$629,967	$637,106
Partnership deferrals	–	12,604
Debt issue costs	4,215	5,802
Other	6,159	4,668
	640,341	660,180
Deferred income tax assets:
Losses (expire from time to time up to 2036)	418,253	335,966
Partnership deferrals	16,447	–
Long-term incentive plan	18,270	12,477
Other	12,753	8,271
Net deferred income tax liability	$174,618	$303,466

Included in the net deferred tax liability is $14.0 million (2015 – $101.6 million) of tax-effected temporary differences related to the Corporation’s U.S. operations.

80	Notes to Consolidated Financial Statements

The movement in temporary differences is as follows:
	Property, Plant and Equipment and Intangibles	Partnership Deferrals	Other Deferred Income Tax Liabilities	Losses	Debt Issue Costs	Long-Term Incentive Plan	Other Deferred Income Tax Assets	Net Deferred Income Tax Liability
Balance, December 31, 2014	$730,742	$55,848	$1,921	$(284,776)	$4,905	$(13,939)	$(8,568)	$486,133
Recognized in net loss	(181,734)	(43,244)	2,788	2,973	897	3,310	998	(214,012)
Effect of foreign currency exchange differences	88,098	–	(41)	(54,163)	–	(1,848)	(701)	31,345
Balance, December 31, 2015	637,106	12,604	4,668	(335,966)	5,802	(12,477)	(8,271)	303,466
Recognized in net loss	5,960	(29,051)	1,483	(88,119)	(1,587)	(5,979)	(4,543)	(121,836)
Recognized in other comprehensive loss	–	–	–	(2,933)	–	–	–	(2,933)
Effect of foreign currency exchange differences	(13,099)	–	8	8,765	–	186	61	(4,079)
Balance, December 31, 2016	$629,967	$(16,447)	$6,159	$(418,253)	$4,215	$(18,270)	$(12,753)	$174,618

On December 31, 2016, Precision had $1.9 million (2015 – $19.6 million) of unrecognized tax benefits that, if recognized, would have a favourable impact on Precision’s effective income tax rate in future periods. Precision classifies interest accrued on unrecognized tax benefits and income tax penalties as income tax expense. Included in the unrecognized tax benefit, as at December 31, 2016 was interest and penalties of $0.4 million (2015 – $8.3 million).

Reconciliation of Unrecognized Tax Benefits
	2016	2015
Unrecognized tax benefits, beginning of year	$19,618	$32,700
Additions:
Prior year’s tax positions	56	850
Reductions:
Prior year’s tax positions	(17,751)	(13,932)
Unrecognized tax benefits, end of year	$1,923	$19,618

It is anticipated that approximately $nil (2015 – $nil) of unrecognized tax positions that relate to prior year activities will be realized during the next 12 months. Subject to the results of audit examinations by taxing authorities and/or legislative changes by taxing jurisdictions, Precision does not anticipate further adjustments of unrecognized tax positions during the next 12 months that would have a material impact on the financial statements.

NOTE 12. SHAREHOLDERS’ CAPITAL
(a) Authorized	–	unlimited number of voting common shares
	–	unlimited number of preferred shares, issuable in series, limited to an amount equal to one half of the issued and outstanding common shares
(b) Issued

Common shares	Number	Amount
Balance, December 31, 2014	292,819,921	$2,315,539
Options exercised – cash consideration	16,000	93
– reclassification from contributed surplus	–	49
Issued on redemption of non-management directors’ DSUs	76,169	640
Balance, December 31, 2015	292,912,090	$2,316,321
Options exercised – cash consideration	326,768	1,926
– reclassification from contributed surplus	–	1,046
Balance, December 31, 2016	293,238,858	$2,319,293

Precision Drilling Corporation 2016 Annual Report	81

(c) Dividends On February 11, 2016, Precision suspended its dividend. During 2015, the Corporation approved and paid dividends of $0.28 per common share for total payments of $82 million.

NOTE 13. ACCUMULATED OTHER COMPREHENSIVE INCOME
	Unrealized Foreign Currency Translation Gains (Losses)	Foreign Exchange Gain (Loss) on Net Investment Hedge	Accumulated Other Comprehensive Income
December 31, 2014	$219,422	$ (173,130)	$46,292
Other comprehensive income	444,464	(324,655)	119,809
December 31, 2015	663,886	(497,785)	166,101
Other comprehensive loss	(76,608)	66,963	(9,645)
December 31, 2016	$587,278	$ (430,822)	$156,456

NOTE 14. FINANCE CHARGES
		2016	2015
Interest:
Long-term debt		$ 138,335	$132,526
Other		226	635
Income		(3,445)	(17,861)
Amortization of debt issue costs		11,244	5,743
Finance charges		$ 146,360	$121,043

NOTE 15. EMPLOYEE BENEFIT PLANS

The Corporation has a defined contribution pension plan covering a significant number of its employees. Under this plan, the Corporation matches individual contributions up to 5% of the employee’s eligible compensation. Total expense under the defined contribution plan in 2016 was $8.6 million (2015 – $12.8 million).

NOTE 16. RELATED PARTY TRANSACTIONS Compensation of Key Management Personnel The remuneration of key management personnel is as follows:
	2016	2015
Salaries and other benefits	$6,983	$7,926
Equity settled share based compensation	2,749	2,963
Cash settled share based compensation	8,629	4,287
Termination benefits	–	2,021
	$18,361	$17,197

Key management personnel are comprised of the directors and executive officers of the Corporation. Certain executive officers have entered into employment agreements with Precision that provide termination benefits of up to 24 months base salary plus up to two times targeted incentive compensation upon dismissal without cause.

82	Notes to Consolidated Financial Statements

NOTE 17. COMMITMENTS

Operating Lease Commitments

The Corporation has commitments under various operating lease agreements, primarily for vehicles and office space. Terms of the office leases run for a period of one to 10 years while the vehicle leases are typically for terms of between three and four years. Expected non-cancellable operating lease payments are as follows:

	2016	2015
Less than one year	$16,564	$19,003
Between one and five years	35,615	44,554
Later than five years	–	7,369
	$52,179	$70,926
One of the leased properties was sublet by the Corporation. The following amounts were recognized as expenses in respect of operating leases in the consolidated statements of loss:
	2016	2015
Operating leases	$18,084	$21,440
Sub-lease recoveries	(587)	(687)
	$17,497	$20,753

Capital Commitments

At December 31, 2016, the Corporation had commitments to purchase property, plant and equipment totaling $141.6 million (2015 – $261.8 million). Payments of $29.1 million for these commitments are expected to be made in 2017, $70.3 million in 2018, and $42.2 million in 2019.

NOTE 18. PER SHARE AMOUNTS

The following tables reconcile the net loss and weighted average shares outstanding used in computing basic and diluted loss per share:

	2016	2015
Net loss – basic and diluted	$(155,555)	$(363,436)

(Stated in thousands)	2016	2015
Weighted average shares outstanding – basic	293,133	292,878
Effect of stock options and other equity compensation plans	–	–
Weighted average shares outstanding – diluted	293,133	292,878

Precision Drilling Corporation 2016 Annual Report	83

NOTE 19. SEGMENTED INFORMATION

The Corporation operates primarily in Canada, the United States and certain international locations, in two industry segments; Contract Drilling Services and Completion and Production Services. Contract Drilling Services includes drilling rigs, directional drilling, procurement and distribution of oilfield supplies, and the manufacture, sale and repair of drilling equipment. Completion and Production Services includes service rigs, snubbing units, oilfield equipment rental, camp and catering services, and wastewater treatment units.

2016	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
Revenue	$855,999	$100,049	$–	$(4,637)	$951,411
Operating loss	(51,354)	(25,316)	(79,309)	–	(155,979)
Depreciation and amortization	348,005	29,272	14,382	–	391,659
Total assets	3,914,604	217,064	192,546	–	4,324,214
Goodwill	207,399	–	–	–	207,399
Capital expenditures*	196,013	1,204	6,255	–	203,472
*- excludes business acquisitions
2015	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
Revenue	$1,378,336	$186,317	$–	$(9,029)	$1,555,624
Operating loss	(271,390)	(103,107)	(86,766)	–	(461,263)
Depreciation and amortization	439,261	32,396	14,998	–	486,655
Loss on asset decommissioning	165,109	1,377	–	–	166,486
Impairment of property, plant and equipment	202,414	79,573	–	–	281,987
Total assets	4,204,872	228,918	444,900	–	4,878,690
Goodwill	208,479	–	–	–	208,479
Capital expenditures	450,818	2,651	5,241	–	458,710
The Corporation’s operations are carried on in the following geographic locations:
2016	Canada	United States	International	Inter- Segment Eliminations	Total
Revenue	$374,452	$418,302	$169,286	$(10,629)	$951,411
Total assets	1,738,853	1,861,908	723,453	–	4,324,214

2015	Canada	United States	International	Inter- Segment Eliminations	Total
Revenue	$589,759	$759,472	$226,129	$(19,736)	$1,555,624
Total assets	2,077,077	2,096,214	705,399	–	4,878,690

During the year ended December 31, 2016 and 2015, no one individual customer accounted for more than 10% of the Corporation’s total revenue.

84	Notes to Consolidated Financial Statements

NOTE 20. FINANCIAL INSTRUMENTS

Financial Risk Management

The Board of Directors is responsible for identifying the principal risks of Precision’s business and for ensuring the implementation of systems to manage these risks. With the assistance of senior management, who report to the Board of Directors on the risks of Precision’s business, the Board of Directors considers such risks and discusses the management of such risks on a regular basis.

Precision has exposure to the following risks from its use of financial instruments:

(a) Credit Risk

Accounts receivable includes balances from a large number of customers primarily operating in the oil and gas industry. The Corporation manages credit risk by assessing the creditworthiness of its customers before providing services and on an ongoing basis, and by monitoring the amount and age of balances outstanding. In some instances, the Corporation will take additional measures to reduce credit risk including obtaining letters of credit and prepayments from customers. When indicators of credit problems appear, the Corporation takes appropriate steps to reduce its exposure including negotiating with the customer, filing liens and entering into litigation. Precision’s most significant customer accounted for $8.6 million of the trade receivables amount at December 31, 2016 (2015 – $18.2 million).

The movement in the allowance for doubtful accounts during the year was as follows:

	2016	2015
Balance at January 1	$9,089	$6,413
Impairment loss recognized	188	4,101
Amounts written-off as uncollectible	(218)	(1,576)
Impairment loss reversed	(2,786)	(305)
Effect of movement in exchange rates	(201)	456
Balance at December 31	$6,072	$9,089

The ageing of trade receivables at December 31 was as follows:

	2016		2015
	Gross	Provision for Impairment	Gross	Provision for Impairment
Not past due	$94,988	$–	$112,219	$–
Past due 0 – 30 days	38,130	–	50,446	–
Past due 31 – 120 days	14,921	–	25,540	–
Past due more than 120 days	8,175	6,072	9,417	9,089
	$156,214	$6,072	$197,622	$9,089

(b) Interest Rate Risk

As at December 31, 2016 and 2015, all of Precision’s long-term debt, with the exception of the Senior Credit Facility, bears fixed interest rates. As a result, Precision is not exposed to significant fluctuations in interest expense as a result of changes in interest rates. Based on the debt outstanding at the end of the year, a 100 basis point change in interest rates would change the annual interest expense by $nil (2015 – $nil).

(c) Foreign Currency Risk

The Corporation is primarily exposed to foreign currency fluctuations in relation to the working capital of its foreign operations and certain long-term debt facilities of its Canadian operations. The Corporation has no significant exposures to foreign currencies other than the U.S. dollar. The Corporation monitors its foreign currency exposure and attempts to minimize the impact by aligning appropriate levels of U.S. denominated debt with cash flows from U.S. based operations.

Precision Drilling Corporation 2016 Annual Report	85

The following financial instruments were denominated in U.S. dollars:

	2016		2015
	Canadian Operations (1)	Foreign Operations	Canadian Operations (1)	Foreign. Operations
Cash	$37,583	$45,800	$150,512	$78,014
Accounts receivable	–	144,302	–	155,386
Accounts payable and accrued liabilities	(20,054)	(106,635)	(10,296)	(107,807)
Long-term liabilities, excluding long-term incentive plans	–	(9,251)	–	(10,491)
Net foreign currency exposure	$17,529	$74,216	$140,216	$115,102
Impact of $0.01 change in the U.S. dollar to Canadian dollar exchange rate on net loss	$175	$–	$1,402	$–
Impact of $0.01 change in the U.S. dollar to Canadian dollar exchange rate on comprehensive loss	$–	$742	$–	$1,151
(1) Excludes U.S. dollar long-term debt that has been designated as a hedge of the Corporation’s net investment in certain self-sustaining foreign operations.

(d) Liquidity Risk

Liquidity risk is the exposure of the Corporation to the risk of not being able to meet its financial obligations as they become due. The Corporation manages liquidity risk by monitoring and reviewing actual and forecasted cash flows to ensure there are available cash resources to meet these needs. The following are the contractual maturities of the Corporation’s financial liabilities as at December 31, 2016:

	2017	2018	2019	2020	2021	Thereafter	Total
Long-term debt	$–	$–	$–	$499,150	$427,818	$1,007,025	$1,933,993
Interest on long-term debt (1)	125,494	125,494	125,494	121,361	91,267	152,390	741,500
Commitments	45,658	83,956	51,624	7,683	4,838	–	193,759
Total	$171,152	$209,450	$177,118	$628,194	$523,923	$1,159,415	$2,869,252
(1) Interest has been calculated based on debt balances, interest rates, and foreign exchange rates in effect as at December 31, 2016 and excludes amortization of long-term debt issue costs.

Fair Values

The carrying value of cash, accounts receivable, and accounts payable and accrued liabilities approximates their fair value due to the relatively short period to maturity of the instruments. The fair value of the unsecured senior notes at December 31, 2016 was approximately $1,917 million (2015 – $1,736 million).

Financial assets and liabilities recorded or disclosed at fair value in the consolidated statements of financial position are categorized based on the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels are based on the amount of subjectivity associated with the inputs in the fair determination and are as follows:

Level I—Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level II—Inputs (other than quoted prices included in Level I) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument’s anticipated life.

Level III—Inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

The estimated fair value of unsecured senior notes is based on level II inputs. The fair value is estimated considering the risk free interest rates on government debt instruments of similar maturities, adjusted for estimated credit risk, industry risk and market risk premiums.

86	Notes to Consolidated Financial Statements

NOTE 21. CAPITAL MANAGEMENT

The Corporation’s strategy is to carry a capital base to maintain investor, creditor and market confidence and to sustain future development of the business. The Corporation seeks to maintain a balance between the level of long-term debt and shareholders’ equity to ensure access to capital markets to fund growth and working capital given the cyclical nature of the oilfield services sector. The Corporation strives to maintain a conservative ratio of long-term debt to long-term debt plus equity. As at December 31, 2016 and 2015, these ratios were as follows:

	2016	2015
Long-term debt	$1,906,934	$2,180,510
Shareholders’ equity	1,962,118	2,121,209
Total capitalization	$3,869,052	$4,301,719
Long-term debt to long-term debt plus equity ratio	0.49	0.51

As at December 31, 2016, liquidity remained sufficient as Precision had $115.7 million (2015 – $444.8 million) in cash and access to the US$550.0 million Senior Credit Facility (2015 – US$550.0 million) and $100.4 million (2015 – $116.1 million) secured operating facilities. As at December 31, 2016, no amounts (2015 – US$ nil) were drawn on the Senior Credit Facility with availability reduced by US$41.5 million (2015 – US$46.4 million) in outstanding letters of credit. Availability of the $40.0 million and US$30.0 million secured operating facilities was reduced by outstanding letters of credit of $22.0 million (2015 – $24.8 million) and US$6.5 million (2015 – US$ 24.6 million), respectively. There was no amount drawn on the US$15.0 million secured operating facility.

NOTE 22. SUPPLEMENTAL INFORMATION

Components of changes in non-cash working capital balances are as follows:

	2016	2015
Accounts receivable	$11,688	$333,379
Inventory	(429)	(12,575)
Accounts payable and accrued liabilities	(3,136)	(308,194)
	$8,123	$12,610
Pertaining to:
Operations	$17,133	$159,926
Investments	$(9,010)	$(147,316)
The components of accounts receivable are as follows:
	2016	2015
Trade	$150,142	$188,533
Accrued trade	87,685	72,375
Prepaids and other	55,855	50,687
	$293,682	$311,595
The components of accounts payable and accrued liabilities are as follows:
	2016	2015
Accounts payable	$73,239	$82,481
Accrued liabilities:
Payroll	59,595	61,201
Other	107,902	92,266
	$240,736	$235,948

Precision Drilling Corporation 2016 Annual Report	87

Precision presents expenses in the consolidated statements of earnings by function with the exception of depreciation and amortization, gain on re-measurement of property, plant and equipment, loss on asset decommissioning, and impairment of property, plant and equipment, which are presented by nature. Operating expense and general and administrative expense would include $369.7 million and $14.4 million (2015 – $920.1million and $15.0 million), respectively, of depreciation and amortization, gain on re-measurement of property, plant and equipment, loss on asset decommissioning and impairment of property, plant and equipment if the statements of earnings were presented purely by function. The following table presents operating and general and administrative expenses by nature:

	2016	2015
Wages, salaries and benefits	$414,899	$638,945
Purchased materials, supplies and services	272,232	418,643
Share-based compensation	36,205	24,171
	$723,336	$1,081,759
Allocated to:
Operating expense	$607,295	$934,693
General and administrative	110,287	126,423
Restructuring	5,754	20,643
	$723,336	$1,081,759

NOTE 23. CONTINGENCIES AND GUARANTEES

The business and operations of the Corporation are complex and the Corporation has executed a number of significant financings, business combinations, acquisitions and dispositions over the course of its history. The computation of income taxes payable as a result of these transactions involves many complex factors as well as the Corporation’s interpretation of relevant tax legislation and regulations. The Corporation’s management believes that the provision for income tax is adequate and in accordance with IFRS and applicable legislation and regulations. However, there are tax filing positions that have been and can still be the subject of review by taxation authorities who may successfully challenge the Corporation’s interpretation of the applicable tax legislation and regulations, with the result that additional taxes could be payable by the Corporation.

The Corporation, through the performance of its services, product sales and business arrangements, is sometimes named as a defendant in litigation. The outcome of such claims against the Corporation is not determinable at this time; however, their ultimate resolution is not expected to have a material adverse effect on the Corporation.

The Corporation has entered into agreements indemnifying certain parties primarily with respect to tax and specific third party claims associated with businesses sold by the Corporation. Due to the nature of the indemnifications, the maximum exposure under these agreements cannot be estimated. No amounts have been recorded for the indemnities as the Corporation’s obligations under them are not probable or estimable.

88	Notes to Consolidated Financial Statements

NOTE 24. SUBSIDIARIES Significant Subsidiaries
		Ownership Interest
	Country of Incorporation	2016	2015
Precision Limited Partnership	Canada	100	100
Precision Drilling Canada Limited Partnership	Canada	100	100
Precision Diversified Oilfield Services Corp.	Canada	100	100
Precision Directional Services Ltd.	Canada	100	100
Precision Drilling (US) Corporation	United States	100	100
Precision Drilling Company LP	United States	100	100
Precision Completion & Production Services Ltd.	United States	100	100
Precision Directional Services, Inc.	United States	100	100
Grey Wolf Drilling Limited	Cyprus	100	100
Grey Wolf Drilling (Barbados) Ltd.	Barbados	100	100

Precision Drilling Corporation 2016 Annual Report	89